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JUN 29 2004

1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

BEST AVAILABLE COPY

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

NATIONAL GRID USA
Exact name of registrant as specified in charter

~~0000071297~~ 71297 / ~~0043~~15
Registrant CIK Number

11-K FOR 12/31/03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

~~1-14958~~ 33-12313
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of WESTBOROUGH, State of MASSACHUSETTS, JUNE 28, 2004.

NATIONAL GRID USA
(Registrant)

By: JOHN G. COCHRANE, CHAIRMAN, NATIONAL GRID USA SERVICE CO., INC. BENEFITS COMMITTEE
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________, 19 ____, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2082 (3-99)

GENERAL INSTRUCTIONS TO FORM SE

I. Use of Form SE

A. This form shall be used by an electronic filer for the submission of any required paper format exhibit pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, provided that submission of such exhibit in paper format is permitted pursuant to Rule 201 or Rule 202 of Regulation S-T (§§232.201 and 232.202 of this chapter). It also may be used for the submission of any other paper format document permitted by Rule 311 of Regulation S-T (§232.311 of this chapter).

B. Attention is directed to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Public Utility Holding Company Act of 1935 and the Investment Company Act of 1940. Requirements applicable to electronic submission are set forth in Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual.

II. Preparation and Filing of the Form

A. Four complete copies of the Form SE and three complete copies of exhibits filed thereunder shall be submitted in paper format.

B. The Form SE shall be submitted in the following manner:

1. If the subject of a temporary hardship exemption is an exhibit only, the exhibit shall be filed under cover of this form no later than one business day after the date on which the exhibit was to be filed electronically.

2. An exhibit filed pursuant to a continuing hardship exemption, or any other document filed in paper under cover of Form SE (other than an exhibit filed pursuant to a temporary hardship exemption), as allowed by Rule 311 of Regulation S-T, may be filed up to six business days prior to, or on the date of filing of, the electronic format document to which it relates but shall not be filed after such filing date. If a paper document is submitted in this manner, requirements that the document be filed with, provided with or accompany the electronic filing shall be satisfied. Any requirements as to delivery or furnishing the information to persons other than the Commission shall not be affected by this instruction.

C. The registrant, or person other than the registrant, shall identify the documents being filed. Attach any paper format exhibit and an exhibit index as required by Item 601 of Regulation S-K (§229.601 of this chapter).

D. One copy of the form shall be manually signed by each person on whose behalf the form is submitted or by an authorized representative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), evidence of the authority of the representative to sign on behalf of such person shall be filed with the form, provided, however, that a power of attorney for this purpose that is already on file with the Commission may be incorporated by reference.

E. If the form is submitted in connection with a temporary hardship exemption, signatures may be in typed form rather than manual format.

3

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission File Number 1-14958

National Grid USA Companies'
Incentive Thrift Plan I
National Grid USA
25 Research Drive
Westborough, MA 01582

National Grid Transco plc
1-3 Strand
London WC2N 5EH
England

REQUIRED INFORMATION

The financial statements required by Form 11-K are filed as exhibits and incorporated herein by reference.

EXHIBITS

99.1 Financial statements of National Grid USA Companies' Incentive Thrift Plan I, filed under cover of Form SE

99.2 Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the National Grid USA Service Company, Inc. Benefits Committee (the Plan Administrator for the National Grid USA Companies' Incentive Thrift Plan I) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL GRID USA COMPANIES'
INCENTIVE THRIFT PLAN I

Date: June 28, 2004

By /s/ John G. Cochrane
John G. Cochrane
Chairman
National Grid USA Service Company Inc.
Benefits Committee

National Grid USA Companies' Incentive Thrift Plan I

Financial Statements and Supplemental Schedule
To Accompany 2003 Form 5500
Annual Report of Employee Benefit Plan
Under ERISA of 1974
December 31, 2003 and 2002

National Grid USA Companies' Incentive Thrift Plan I
Index
December 31, 2003 and 2002

Schedules other than those listed above as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure have been omitted because they are either not required or not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One International Place
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Registered Public Accounting Firm

To the Benefits Committee of the National Grid USA Service Company,
a subsidiary of National Grid USA

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of National Grid USA Companies' Incentive Thrift Plan I (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
May 14, 2004

National Grid USA Companies'
Incentive Thrift Plan I
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Investments (Notes 4 and 5)	$ 567,207,598	$ 482,000,727
Dividends receivable	771,166	-
Cash and cash equivalents	28,835	2,446
Net assets available for benefits	$ 568,007,599	$ 482,003,173

The accompanying notes are an integral part of these financial statements.

National Grid USA Companies'
Incentive Thrift Plan I
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Additions	
Investment income	
Interest and dividend income	$ 11,166,310
Contributions	
Employee (Note 3)	20,585,085
Employer (Note 3)	7,663,979
Rollover (Note 3)	15,428,406
Net appreciation/(depreciation) in fair value of investments	
American Depositary Receipts	(1,241,189)
Mutual funds	59,234,305
Common Collective Trusts	16,203,214
Total additions	129,040,110
Deductions	
Benefits paid to participants (Notes 2, 3 and 6)	43,281,581
Total deductions	43,281,581
Transfer in of net assets from National Grid USA Companies' Incentive Thrift Plan II	245,897
Net increase in net assets available for benefits	86,004,426
Net assets available for benefits	
Beginning of year	482,003,173
End of year	$ 568,007,599

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The National Grid USA Companies' Incentive Thrift Plan I (the "Plan") was established effective January 1, 1980, pursuant to the authorization of the Board of Directors of certain subsidiaries of the New England Electric System ("NEES"), to provide a long-range program of systematic savings for eligible employees (the "Participants"). The Plan was renamed National Grid USA Companies' Incentive Thrift Plan I upon the merger between National Grid Group plc and NEES on March 22, 2000, at which time NEES was renamed National Grid USA. As further described in Note 10, the Plan merged with the Niagara Mohawk Holdings, Inc. Employee Savings Fund Plan for Non-Represented Employees, ("NiMo") effective January 31, 2002, resulting in separate trustees and certain plan provisions until the trustee consolidation effective as of January 1, 2003. The following description of the Plan is provided for general information purposes only; Participants should refer to the plan document for more complete information.

Employees of participating subsidiaries of National Grid (collectively, the "Employers") who are not covered by a collective bargaining agreement are immediately eligible to participate in the Plan upon employment, but will not receive matching contributions from the Employers until one year of service has been completed. The Plan was prepared in conformity with the Employee Retirement Income Security Act of 1974 ("ERISA"). The plan administrator is the Benefits Committee of National Grid USA Service Company, Inc. (the "Administrator"). The Board of Directors of National Grid USA Service Company, Inc. ("Service Company") has the governing authority to amend the Plan. The trustee of the Plan for the 2003 plan year was T. Rowe Price Trust Company, Incorporated. For the plan year 2002, T. Rowe Price Trust Company, Inc. and Fidelity Investments Services Company, Inc. served as co-trustees.

2. Summary of Significant Accounting Policies

Investment Valuation
The mutual funds are stated at net asset value on the last business day of the plan year, which is determined by the investment advisors according to closing market prices of the securities held by the funds. If a closing price is not available, the security is priced at a fair market value as determined by the investment committee or officers of the investment advisors. Investments in the National Grid Group plc American Depositary Receipts are valued according to the closing price on the London Stock Exchange which is then converted from British Pounds to U.S. Dollars based on relevant currency exchange rates by T. Rowe Price. Participant loans and contribution receivables are valued at cost which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized gains and losses and unrealized appreciation (depreciation) on those investments.

Cash and Cash Equivalents
The Company classifies short-term investments with a maturity of 90 days or less at time of purchase as cash equivalents.

Investment Income
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Contributions
Employee Elective Contributions (also known as Salary Reduction Contributions) are recorded in the period that payroll deductions are made from the Participants. Matching contributions from the Employers are made in the same period that payroll deductions are made from Participants, and are based upon salary reduction contributions up to a stated percentage of the Participant's compensation.

Party-in-Interest Transactions
Section 3(14) of ERISA defines a party-in-interest to include among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants, and investments in American Depositary Receipts of National Grid Group plc are considered party-in-interest transactions. Moreover, the Plan's investment options include mutual funds and trust funds managed by T. Rowe Price Associates, Inc., an affiliate of the Trustee.

Benefit Payments and Withdrawals
Benefit payments and withdrawals by Participants are recorded when paid. The amounts allocated to Participants who have benefits approved and processed for payments as of year-end, but for which disbursement of those funds has not been made by year-end were insignificant as of December 31, 2003 and 2002.

Transfers
Transfers are assets transferred into/out of the Plan from the Thrift II which represents the accounts of participants whose job status changed to/from represented or from/to nonrepresented, which are valued at market. In addition, participants may transfer amounts representing basic and unmatched contributions and income thereon from one fund to another within the guidelines of the Plan.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrator to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Contributions and Benefits

The Plan is a defined contribution plan. An eligible employee can make Elective Contributions through Contribution Agreements (also known as Salary Reduction Agreements) to have from 1% to 50% of his/her base or total compensation contributed to the Plan on his/her behalf. The annual employee pre-tax Elective Contributions by each Participant were subject to IRS limits of $13,000 and $12,000 in 2003 and 2002 for employees who did not attain age 50 by the end of the respective plan year. For employees who did attain age 50 by the last day of the applicable plan year, the annual maximum pre-tax contribution was $14,000 for 2003 and $12,000 for 2002.

The Employers make Matching Contributions to the Plan, the formula utilized for matching contributions varies based upon the employee pension plan participation. Employees who participate in the traditional component of the National Grid USA Companies' Final Average Pay Pension Plan, receive matching contributions equal to 100% of the first 2% of employee elective contributions and then 75% on the next 4% of employee elective contributions, resulting in a 5% maximum matching contribution, with respect to base compensation. Employees who participate in either the cash balance component of the National Grid USA Companies' Final Average Pay Pension Plan or the Niagara Mohawk Pension Plan (a cash balance plan design) receive matching contributions equal to 50% of the employee elective contribution up to a maximum of 6%, resulting in a 3% maximum matching contribution, with respect to base compensation.

All Employer contributions were invested in the National Grid Group plc American Depository Receipts Fund prior to October 1, 2002. Effective October 1, 2002 all employer matching contributions are invested in the same investments elected by the participant for his/her employee contributions.

Participants may allocate their account balances in any whole percentage without restriction on the frequency of subsequent reallocations.

Participants are immediately 100% vested in Elective Contributions and in Employer contributions. Upon termination of employment or upon total and permanent disability, a Participant or a Participant's beneficiary (in the case of the Participant's death) is entitled to receive the full amount in the Participant's account.

Distributions upon retirement at age 55 or later, or death, are, at the election of the Participant, either made in a lump-sum payment, paid over a period not to exceed 10 years, or paid out commencing at age 70 1/2. A retired Participant who chooses distributions commencing at age 70 1/2 may elect to receive periodic distributions at any time prior to taking a lump-sum payout. Subject to certain restrictions, distributions to Participants under other circumstances are made in the form of whole or partial lump-sum payments.

New employees with funds held under a previous employer's qualified plan are permitted to roll over eligible amounts from such funds into the Plan.

The Plan allows Qualified Nonelective Contributions to the extent such contributions are necessary to satisfy the nondiscrimination requirement under the Internal Revenue Code. Following separation from service prior to age 55, a Participant may elect to receive partial distribution from his or her account (other than his or her Elective Contribution Account) or a total distribution at any time; such a Participant may also defer receipt of his or her benefit until the latest date permitted under the Internal Revenue Code.

For participants whose employment transferred from Niagara Mohawk Power Corporation to the Service Company during 2002, special rules were established to accommodate differences in plan design between the NiMo plan and the National Grid plan in 2002. For instance, the employer matching contribution formula for these employees was retained at the level applicable under the Niagara Mohawk plan, which is 50% of the first 6% of base pay.

4. Investments

The following are the investment assets held by the Plan as of December 31, 2003 and 2002 that represent 5% or more of net assets available for benefits.

		2003	2002
††	National Grid Group plc American Depositary Receipts	$ 40,164,682	$ 43,943,806
††	T. Rowe Price U.S. Treasury Money Market Trust	78,407,120	84,337,065
††	T. Rowe Price Stable Value Fund	75,828,752	61,369,073
††	T. Rowe Price Equity Income Fund	48,165,872	36,215,328
††	T. Rowe Price Blue Chip Growth Fund	46,719,433	-
††	T. Rowe Price Equity Index Trust Class C	74,204,982	27,126,688
	Fidelity Growth Company Fund	32,427,280	-
	PIMCO Total Return Fund	29,920,440	-

†† Indicates party-in-interest

5. Loan Provisions

An employee Participant can obtain a loan from the Plan from such Participant's account. The loan may not be less than $1,000, not to exceed 50% of the Participant's account balance up to a maximum of $50,000, reduced by the Participant's highest outstanding loan balance within the twelve months preceding the loan request. Loans must be repaid over a period of one to five years (six to fifteen years for the purchase of a primary residence) by means of payroll deductions. The annual interest rate is determined by the prime rate as reported by the Wall Street Journal on the first business day of the month in which the loan is obtained.

A default of the loan will occur if the loan balance is not paid off by the loan end date or if a Participant fails to make a payment within 90 days of the due date. In the event of default, the outstanding balance of the loan and any unpaid accrued interest is deemed to have been distributed to the Participant. Interest continues to be tracked following a default solely for determining the amount available for a subsequent loan. Deemed distributions are included in the Loan Fund's investment balance until the employee has been terminated. Upon termination the defaulted loan balance is deducted from the Plan. Cumulative deemed distributions were $70,061 and $45,714 at December 31, 2003 and 2002, respectively.

6. Administration Fees

The Trustees were not paid administration fees for administering the Plan for the years ended December 31, 2003 and 2002, respectively. Certain plan expenses, including audit fees, were paid for by the Service Company.

7. Tax Status

The Plan obtained its latest determination letter on July 17, 2002, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. Plan Termination

Although it is the expectation of the Employers that the Plan will continue for as long as the provisions of the Internal Revenue Code permit, neither the making of contributions nor the continuance of the Plan is assumed by the Employers as a contractual obligation. The Employers reserve the right to suspend their contributions or to terminate the Plan. In the event the Plan is terminated, the assets will be distributed to Participants to the extent of their individual allocations, in accordance with the general distribution provisions of the Plan and in accordance with ERISA.

9. Plan Merger

On September 7, 2001, the Service Company Board of Directors voted that the Niagara Mohawk Power Corporation's Non-Represented Employees' Savings Fund Plan ("NiMo Plan") merge into the National Grid Thrift Plan I with the then substantive benefit design terms of the NiMo Plan remaining in place for the NiMo Plan's participants. The merger of the plans was contingent upon the merger of National Grid USA with Niagara Mohawk Holdings, Inc. The merger between National Grid USA and Niagara Mohawk was completed on January 31, 2002.

Provisions of the former NIMO Plan were in place from February 1, 2002 through January 1, 2003.

10. Plan Amendments (those effective 2002 and later)

In response to the Economic Growth & Tax Relief Reconciliation Act of 2001 (EGTRRA) the Plan was amended effective January 1, 2002 to allow employee participants age 50 or older to have the opportunity to contribute an additional amount per year which will be increased from $1,000 to $5,000 from 2000 to 2006 over and above the 401(k) deferral limit, which will be increased from $11,000 to $15,000 from 2002 through 2006, in $1,000 increments annually. Furthermore, the 25% maximum deferral limit was eliminated. Expanded rollover capabilities have been provided, for example, allowing rollovers from nonprofit and governmental plans as well as rollovers of post-tax contributions from delineated plans.

Effective January 1, 2002, the Benefits Committee authorized eligible employees to contribute 1% up to 50% of their before-tax compensation, subject to EGTRRA and IRS limitations.

On May 28, 2002, the Service Company Board of Directors voted that the Employee Share Ownership Plan provisions under the National Grid Thrift Plan I, including but not limited to Sections 6.9 of the Plan, be effective as of June 1, 2002.

On July 24, 2002, the Service Company Board of Directors voted that:

- effective December 31, 2002, to terminate Fidelity Investments as co-trustee/recordkeeper of the National Grid Thrift Plan I.

- effective July 15, 2002 the employer match under Section 3.3 of the Plan for those Participants who are National Grid USA FAPP cash balance component participants be determined utilizing a formula of 50% of the first 6% of base pay for plan participants.

On November 27, 2002, the Service Company Board of Directors voted to execute an amended and restated National Grid Thrift Plan I document which included amendments to among other things, accomplish the purposes set forth below:

- Provide for a year-end employer match true-up calculation in lieu of a payroll by payroll true-up calculation - which will not apply to a participant who during any portion of the year was suspended from participation due to the hardship provisions

- Reflect a reduction in the hardship suspension period from 12 months to 6 months

- Limit the two-year limitation on employer matching contribution withdrawals to contributions only (excludes earnings)

On February 28, 2003, the Service Company Board of Directors voted that the loan interest rate for loans taken by plan participants into the Thrift Plan remain at the prime rate until further action is taken.

National Grid USA Companies'
Incentive Thrift Plan I
Schedule of Assets Held for Investment Purposes
Schedule H, Part IV, Item 4i - Form 5500
December 31, 2003

Supplemental Schedule

Identity of Issuer	Description	Cost	Current Value
National Grid Group plc *	National Grid Group plc American Depositary Receipts	$ 35,089,500	$ 40,164,682
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price U.S. Treasury Money Market Trust	78,407,120	78,407,120
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Stable Value Trust	75,828,752	75,828,752
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Small-Cap Value Fund	16,853,429	22,720,389
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Equity Index Trust Class C	59,527,497	74,204,982
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Equity Income Fund	44,254,085	48,165,872
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Science and Technology Fund	28,672,677	11,705,757
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Mid-Cap Growth Fund	5,441,694	6,528,861
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Capital Appreciation Fund	13,241,724	15,625,968
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Blue Chip Growth Fund	50,279,224	46,719,433
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Personal Strategy Income Fund	1,515,775	1,675,915
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Personal Strategy Balanced	8,229,833	9,573,052
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Personal Strategy Growth Fund	11,670,545	14,230,666
Fidelity Investments	Fidelity Growth Company Fund	23,966,021	32,427,280
Fidelity Investments	Fidelity Dividend Growth	5,853,657	6,947,476
Fidelity Investments	Fidelity Low Priced Stock Fund	12,296,317	15,812,125
Fidelity Investments	Fidelity Diversified International	15,983,743	21,352,034
PIMCO	PIMCO RCM Global Technology	6,528,820	7,514,026
PIMCO	PIMCO Total Return Fund	30,169,217	29,920,440
Participant loans*	4%-11%	-	7,682,768
		$ 523,809,630	$ 567,207,598

* Party-in-interest

This schedule was derived from information certified by the Trustee.

Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-33094) of National Grid Group plc of our report dated May 14, 2004 relating to the financial statements of the National Grid USA Companies' Incentive Thrift Plan I, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 28, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission File Number 1-14958

National Grid USA Companies' Incentive Thrift Plan II
National Grid USA
25 Research Drive
Westborough, MA 01582

National Grid Transco plc
1-3 Strand
London WC2N 5EH
England

REQUIRED INFORMATION

The financial statements required by Form 11-K are filed as exhibits and incorporated herein by reference.

EXHIBITS

99.1 Financial statements of National Grid USA Companies' Incentive Thrift Plan II, filed under cover of Form SE

99.2 Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the National Grid USA Service Company, Inc. Benefits Committee (the Plan Administrator for the National Grid USA Companies' Incentive Thrift Plan II) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL GRID USA COMPANIES'
INCENTIVE THRIFT PLAN II

Date: June 28, 2004

By /s/ John G. Cochrane
John G. Cochrane
Chairman
National Grid USA Service Company, Inc.
Benefits Committee

National Grid USA Companies' Incentive Thrift Plan II

Financial Statements and Supplemental Schedule
To Accompany 2003 Form 5500
Annual Report of Employee Benefit Plan
Under ERISA of 1974
December 31, 2003 and 2002

National Grid USA Companies' Incentive Thrift Plan II
Index
December 31, 2003 and 2002

Schedules other than those listed above as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure have been omitted because they are either not required or not applicable.

PricewaterhouseCoopers LLP
One International Place
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Registered Public Accounting Firm

To the Benefits Committee of the National Grid USA Service Company,
a subsidiary of National Grid USA

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of National Grid USA Companies' Incentive Thrift Plan II (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
May 14, 2004

National Grid USA Companies' Incentive Thrift Plan II
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Cash	$ 146,647	$ -
Investments (Notes 4 and 5)	619,630,533	527,986,424
Dividends receivable	1,596,923	-
Net assets available for plan benefits	$ 621,374,103	$ 527,986,424

The accompanying notes are an integral part of these financial statements.

National Grid USA Companies' Incentive Thrift Plan II
Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Additions	
Investment income	
Interest and dividend income	$ 13,214,649
Contributions	
Employee (Note 3)	32,023,700
Employer (Note 3)	9,386,176
Rollovers	4,267,184
Net appreciation (depreciation) in fair value of investments	
American Depositary Receipts	(2,269,704)
Mutual Funds	58,245,470
Common Collective Trusts	20,066,293
Total additions	134,933,768
Deductions	
Benefits paid to participants (Notes 2 and 3)	41,300,192
Total deductions	41,300,192
Transfer out of net assets to National Grid USA Companies' Incentive Thrift Plan I	(245,897)
Net increase in assets available for benefits	93,387,679
Net assets available for benefits	
Beginning of year	527,986,424
End of year	$ 621,374,103

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The National Grid USA Companies' Incentive Thrift Plan II (the "Plan") was established effective September 1, 1984, pursuant to the authorization of the Board of Directors of certain subsidiaries of the New England Electric System ("NEES"), to provide a long-range program of systematic savings for eligible employees (the "Participants"). The Plan was renamed National Grid USA Companies' Incentive Thrift Plan II upon the merger between National Grid Group plc and NEES on March 22, 2000, at which time NEES was renamed National Grid USA. As further described in Note 10, the Plan was merged with the Niagara Mohawk Holdings, Inc. Employee Savings Fund Plan for Represented Employees, ("NiMo") effective January 31, 2002, resulting in separate trustees and certain plan provisions until the trustee consolidation occurred as of January 1, 2003. The following description of the Plan is provided for general information purposes only; Participants should refer to the plan document for more complete information.

Employees of participating subsidiaries of National Grid (collectively, the "Employers") who are covered by a collective bargaining agreement are immediately eligible to participate in the Plan upon employment, but will not receive matching contributions from the Employers until one year of service has been completed. The Plan was prepared in conformity with the Employee Retirement Income Security Act of 1974 ("ERISA"). The plan administrator is the Benefits Committee of National Grid USA Service Company Inc. (the "Administrator"). The Board of Directors of National Grid USA Service Company Inc. (the "Service Company") has the governing authority to amend the Plan. The trustee of the Plan for the 2003 plan year was T. Rowe Price Trust Company, Inc. For the 2002 plan year, the co-trustees of the Plan were T. Rowe Price Trust Company, Inc. and Fidelity Investments Institutional Services Company, Inc. (the "Trustees").

2. Summary of Significant Accounting Policies

Investment Valuation

The mutual funds are stated at net asset value on the last business day of the plan year, which is determined by the investment advisors according to closing market prices of the securities held by the funds. If a closing price is not available, the security is priced at a fair market value as determined by the investment committee or officers of the investment advisors. Investments in the National Grid Group plc American Depositary Receipts are valued according to the closing price on the London Stock Exchange which is then converted from British Pounds to U.S. Dollars based on relevant currency exchange rates by T. Rowe Price. Participant loans and contribution receivables are valued at cost which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation/(depreciation) in the fair value of its investments which consists of realized gains and losses and unrealized appreciation (depreciation) on those investments.

The Plan provides that certain transactions relative to National Grid Group plc American Depository Receipts will be priced at the market value of the underlying securities at close of the London Stock Exchange on the business day prior to the particular transaction.

Cash and Cash Equivalents

The Company classifies short-term investments with a maturity of 90 days or less at time of purchase as cash equivalents.

Investment Income
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Contributions
Employee Elective Contributions (also known as Salary Reduction Contributions) are recorded in the period that the payroll deductions are made from the Participants. Basic Matching Contributions from the Employers are made in the same period that payroll deductions are made from Participants and are based upon Elective Contributions up to a stated percentage of the Participant's compensation.

Party-in-Interest Transactions
Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants, and investments in American Depositary Receipts of National Grid Group plc are considered party-in-interest transactions. Moreover, the Plan's investment options include mutual funds and trust funds managed by T. Rowe Price Associates, Inc., an affiliate of the Trustee.

Benefit Payments and Withdrawals
Benefit payments and withdrawals by Participants are recorded when paid. The amounts allocated to Participants who have benefits approved and processed for payments as of year-end, but for which disbursement of those funds have not been made by year-end were insignificant as of December 31, 2003 and 2002.

Transfers
Transfers are assets transferred into/out of the Plan from the Thrift I which represents the accounts of participants whose job status changed to/from represented or from/to nonrepresented, which are valued at market. In addition, participants may transfer amounts representing basic and unmatched contributions and income thereon from one fund to another within the guidelines of the Plan.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrator to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3. Contributions and Benefits

The Plan is a defined contribution plan. Eligible employees (except certain Northboro Customer Service Center union employees whose benefits are described below) can make Elective Contributions, through Contribution Agreements (also known as Salary Reduction Agreements), to have from 1% to 50% of their base or total compensation contributed to the Plan. The annual employee pre-tax Elective Contributions by each Participant were subject to IRS limits of $13,000 and $12,000 in 2003 and 2002 for employees who did not attain age 50 by the end of the respective plan year. For employees who did attain age 50 by the last day of the applicable plan year, the annual maximum per-tax contribution was $14,000 for 2003 and $12,000 for 2002.

The Employers make Matching Contributions to the Plan equal to 100% of the employee Elective Contribution up to the first 2% of the Participants base compensation and then 50% of the employee Elective Contribution with respect to the next 4% of the base compensation for members of New England-based union locals who participate in the National Grid USA Companies' Final Average Pay Pension Plan.

Certain Northboro Customer Service Center union employees are eligible to receive enhanced plan benefits in lieu of eligibility for a pension benefit. These Participants are eligible to contribute between 1% and 17% of their base or total compensation as employee Elective Contributions to the Plan. After one year of service, the Participants become eligible to receive Employer contributions. The Participants receive an automatic contribution from Employers equal to 1.5% of their base compensation; they also receive Employer Basic Matching Contributions equal to 100% of employee Elective Contributions up to 2% then 67% of the employee Elective Contributions on the next 6% of the Participants' base compensation.

For NiMo represented participants, the employer matching formula is as follows:

Match rate	Age and Service	Alternative Age and Service Rule
4%	1 to 9 years of service and age 21	None
5%	10 to 14 years of service and under age 45; or	6 to 10 years of service and age 40 or over
6%	15 or more years of service, regardless of age	11 or more years of service and age 45 or over

The Plan allows Qualified Nonelective Contributions to the extent such contributions are necessary to satisfy the nondiscrimination requirement under the Internal Revenue Code. Following separation from service prior to age 55, a Participant may elect to receive partial distribution from his or her account (other than his or her Elective Contribution Account) or a total distribution at any time; such a Participant may also defer receipt of his or her benefit until the latest date permitted under the Internal Revenue Code.

Participants may allocate their account balances in any whole percentage without restriction on the frequency of subsequent reallocations.

Participants are immediately fully vested in Elective Contributions and Employer contributions. Upon termination of employment or upon total and permanent disability, a Participant or a Participant's beneficiary (in the case of the Participant's death) is entitled to receive the full amount in the Participant's account.

Distributions upon retirement at age 55 or later, or death, are, at the election of the Participant, either made in a lump-sum payment, paid over a period not to exceed 10 years, or paid out commencing at age 70 1/2. A retired Participant who chooses distributions commencing at age 70 1/2 may elect to receive periodic distributions at any time prior to taking a lump-sum payout. Subject to certain restrictions, distributions to Participants under other circumstances are made in the form of whole or partial lump-sum payments.

New employees with funds held under a previous employer's qualified plan are permitted to roll over eligible amounts from such funds into the Plan.

4. Investments

The following are the investment assets held by the Plan as of December 31, 2003 and 2002 that represent 5% or more of net assets available for benefits:

		2003	2002
‡	National Grid Group American Depositary Receipts	$ 82,471,520	$ 88,051,331
‡	T. Rowe Price U.S. Treasury Money Market Trust	81,966,927	71,432,447
‡	T. Rowe Price Stable Value Fund	77,060,459	61,726,039
‡	T. Rowe Price Equity Income Fund	31,906,696	-
‡	T. Rowe Price Blue Chip Growth Fund	38,370,593	-
‡	T. Rowe Price Equity Index Trust Class C	92,504,696	-
††	Fidelity Growth Company Fund	54,961,043	34,931,465
††	Fidelity U.S. Equity Index Pool	-	36,426,985
††	Fidelity Growth Income Fund	-	38,012,215

‡ Party-in-interest in 2002 and 2003

†† Party-in-interest in 2002

5. Loan Provisions

An employee Participant can obtain a loan from the Plan from such Participant's account. The loan may not be less than $1,000, nor exceed 50% of the Participant's account balance, up to a maximum of $50,000 reduced by the Participant's highest outstanding loan balance within the twelve months preceding the loan request. Loans must be repaid over a period of one to five years (six to fifteen years for purchase of a primary residence) by means of payroll deductions. The annual interest rate is determined by the prime rate as reported by the Wall Street Journal on the first business day of the month in which the loan is obtained.

A default of the loan will occur if the loan balance is not paid off by the loan end date or if a Participant fails to make a payment for a period exceeding 90 days. In the event of default, the outstanding balance of the loan and any unpaid accrued interest is deemed to have been distributed to the Participant. Interest continues to be tracked following a default solely for determining the amount available for a subsequent loan. Demand distributions are included in the Loan Fund's investment balance until the employee has been terminated. Upon termination the defaulted loan balance is deducted from the Plan. Cumulative deemed distributions were $375,783 and $133,006 at December 31, 2003 and 2002, respectively.

6. Administration Fees

The Trustees were not paid administration fees for administering the Plan for the years ended December 31, 2003 and 2002, respectively. Certain plan expenses, including audit fees, were paid for by the Service Company.

7. Tax Status

The Plan obtained its latest determination letter on July 17, 2002, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. Plan Termination

Although it is the expectation of the Employers that the Plan will continue for as long as the provisions of the Internal Revenue Code permit, neither the making of contributions nor the continuance of the Plan is assumed by the Employers as a contractual obligation, except as provided in the relevant union contracts. In the event the Plan is terminated, the assets will be distributed to Participants to the extent of their individual allocations, in accordance with the general distribution provisions of the Plan and in accordance with ERISA.

9. Plan Merger

On September 7, 2001, the Service Company Board of Directors voted that the Niagara Mohawk Power Corporations Represented Employees' Savings Fund Plan ("NiMo Plan") merge into the National Grid Thrift Plan II, with the then substantive benefit design terms of the NiMo Plan remaining in place for the NiMo Plan's participants. The merger of the Plan was contingent upon the merger of National Grid USA with Niagara Mohawk Holdings, Inc. The merger between National Grid USA and Niagara Mohawk was completed on January 31, 2002.

10. Plan Amendments

In response to the Economic Growth & Tax Relief Reconciliation Act of 2001 (EGTRRA) the Plan was amended effective January 1, 2002 to allow employee participants age 50 or older to have the opportunity to contribute on additional $1,000 per year over and above the 401(k) deferral limit, which will be increased from $11,000 to $15,000 from 2002 through 2006, in $1,000 increments annually. Furthermore, the 25% maximum deferral limit was eliminated. Expanded rollover capabilities have been provided, for example, allowing rollovers from nonprofit and governmental plans as well as rollovers of post-tax contributions from delineated plans.

Effective January 1, 2002, the Benefits Committee authorized eligible employees to contribute 1% up to 50% of their before-tax compensation, subject to EGTRRA and IRS limitations.

On May 28, 2002, the Service Company Board of Directors voted that the Employee Share Ownership Plan provisions under the National Grid Thrift Plan II, including but not limited to sections 6.9 of the Plan, be effective as of June 1, 2002.

On July 24, 2002, the Service Company Board of Directors voted that effective December 31, 2002 Fidelity Investments be terminated as co-trustee/recordkeeper of the National Grid Thrift Plan II.

On September 26, 2002, the Benefits Committee voted that the committee's procedures for the National Grid Thrift Plan II be modified to reflect that the Niagara Mohawk employee participants employer matching contributions would begin to follow participants' salary deferral elections effective January 1, 2003.

On November 27, 2002, the Service Company Board of Directors voted to execute an amended and restated National Grid Thrift Plan II document to among other things, accomplish the purposes of administrative simplification, as well as the change in plan design to apply the two year limitation on withdrawal of employer matching contributions to contributions only.

On February 28, 2003, the Benefits Committee voted that the loan interest rate for loans taken by plan participants into the Thrift Plan remain at the Prime Rate until further action is taken.

On May 25, 2003, the Service Company Board of Directors voted to amend the Plan to reflect the changes agreed to in the Memorandum of Understanding with the IBEW, UWUA and BUW dated May 12, 2003.

A summary of these changes are listed below:

- Effective October 1, 2003, employer matching contributions were no longer invested in National Grid ADRs. These contributions were invested in the same manner as the employee's deferral election.

- Effective October 1, 2003, the ADRs previously credited as matching contributions were eligible to be reallocated into other investment options, rather than remain in the ADRs for the period of not less than two years.

- Effective January 1, 2004, employee contributions were allowed on base pay only. Employees were also allowed to defer between 1% and 50% of base pay on a pre-tax basis and between 1% and 15% on an after-tax basis.

- Beginning in 2003, in lieu of a payroll-by-payroll true-up process, a year-end true up was substituted into the provisions of the plan.

- Effective January 1, 2004, the suspension period for individuals who obtain a hardship withdrawal was established as six-months, as opposed to the one-year period previously in place.

National Grid USA Companies' Incentive Thrift Plan II
Schedule of Assets Held for Investment Purposes
Schedule H, Part IV, Item 4i - Form 5500
December 31, 2003

Supplemental Schedule

Identity of Issuer	Description	Cost	Current Value
National Grid Group plc*	National Grid Group plc American Depositary Receipts	$ 64,906,534	$ 82,471,520
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price U.S. Treasury Money Market Trust	81,966,927	81,966,927
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Stable Value Trust	77,060,459	77,060,459
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Small-Cap Value Fund	10,754,085	14,336,796
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Equity Index Trust Class C	75,011,285	92,504,696
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Equity Income Fund	29,226,777	31,906,696
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Science and Technology Fund	24,568,406	10,634,296
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Mid-Cap Growth Fund	5,801,382	7,174,981
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Capital Appreciation Fund	7,556,159	8,853,771
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Blue Chip Growth Fund	39,569,828	38,370,593
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Personal Strategy Income Fund	2,147,727	2,387,649
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Personal Strategy Balanced	8,530,115	9,890,875
T. Rowe Price Trust Company, Incorporated*	T. Rowe Price Personal Strategy Growth Fund	11,380,915	13,850,636
Fidelity Investments	Fidelity Growth Company Fund	40,677,215	54,961,043
Fidelity Investments	Fidelity Dividend Growth Fund	8,381,100	9,990,220
Fidelity Investments	Fidelity Low Priced Stock Fund	13,035,236	16,940,425
Fidelity Investments	Fidelity Diversified International Fund	15,064,722	20,237,679
PIMCO	PIMCO Total Return Fund	23,075,115	22,892,520
PIMCO	PIMCO RCM Global Technology Fund	4,832,342	5,728,144
Participant loans*	4%-11%		17,470,607
		$ 543,546,329	$ 619,630,533

* Party-in-interest

This schedule was derived from information certified by the Trustee.

Exhibit 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-33094) of National Grid Group plc of our report dated May 14, 2004 relating to the financial statements of the National Grid USA Companies' Incentive Thrift Plan II, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 28, 2004